SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: April 28, 2005

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the following investor release, which appears immediately following this page.

UBS AG

Investor Relations
Tel. +41-44-234 41 00

www.ubs.com/investors

12 April 2005

Investor Release

For immediate release

UBS releases 2004 and 2003 figures reflecting new accounting standards and changes in presentation

Zurich, 12 April 2005

UBS is today releasing restated figures for 2004 and 2003 to align comparative prior periods with changes in accounting and presentation, which became effective 1 January 2005. “Net profit attributable to UBS shareholders” declines by CHF 73 million in 2004 and by CHF 335 million in 2003, due to these accounting changes. Please note that all numbers contained in this restatement release are unaudited.

Adoption of new and revised International Financial Reporting Standards (IFRS) not only require us to make a number of changes in accounting but also in presentation. The most significant presentation changes in the income statement are:

Minority interests (IAS 1): Revised IAS 1 requires the inclusion of minority interests in both net profit and equity. The newly defined net profit is then allocated into “net profit attributable to UBS shareholders” and “net profit attributable to minority interests”. When analyzing UBS’s performance, our focus will as before be on “net profit attributable to UBS shareholders” and equity attributable to UBS shareholders .

Non-current assets held for sale and discontinued operations (IFRS 5): This new standard requires that subsidiaries acquired exclusively with the intent of future sale be presented as “discontinued operations” from the time a sale is highly likely to occur. Certain of our private equity investments (now reported under Industrial Holdings) met these criteria and have been reclassified accordingly.

UBS AG,	Page 1 of 21

Please find following a summary of the principal presentation changes and the restatement effects on our UBS income statement for 2004 and 2003:

Presentation changes:

Old terminology		New terminology

-		Net profit from continuing operations
-		Net profit from discontinued operations

Net profit before minority interests	▶	Net profit

Minority interests	▶	Net profit attributable to minority interests
Net profit	▶	Net profit attributable to UBS shareholders

Accounting changes (applying the new terminology):

	Income Statement, for the year ended	2004	2003
Note:	(CHF million)

	Net profit attributable to UBS shareholders, before restatement	8,089	6,239
	Net profit attributable to minority interests, before restatement	450	345
	Net profit, before restatement	8,539	6,584

	Restatement impact on net profit from continuing operations after tax:
1.	IFRS 2 Share-based payment	(160)	(419)
3.1	IAS 27 Consolidated financial statements and accounting for investments in subsidiaries	146	78
3.2	IAS 28 Accounting for investments in associates	(55)	10
3.1	IFRS 5 Non-current assets held for sale and discontinued operations	(145)	(186)
	Net profit from continuing operations, restated	8,325	6,067

	Restatement impact on net profit from discontinued operations after tax:
3.1	IFRS 5 Non-current assets held for sale and discontinued operations	145	186
	Net profit from discontinued operations, restated	145	186

	Net profit, restated	8,470	6,253

	Net profit attributable to minority interests, restated	454	349

	Net profit attributable to UBS shareholders, restated	8,016	5,904

The principal presentation changes to equity and the restatement effects to equity attributable to UBS shareholders for 2004 and 2003 are as follows:

Old terminology		New terminology

Minority interests	▶	Equity attributable to minority interests

Shareholders’ equity	▶	Equity attributable to UBS shareholders

-		Total Equity

UBS AG,	Page 2 of 21

	Changes in Equity attributable to UBS				Total
	shareholders	1.1.2003	2003	2004	effect

Note:	(CHF million)

	Opening balance	38,952	36,187	33,658
	Accounting change impact
1.	IFRS 2	(1,776)	1,102	508	(166)
3.1	IAS 27	(723)	(81)	199	(605)
3.2	IAS 28	(266)	92	(92)	(266)
	Opening balance, restated	36,187
	Movements during the year (unchanged)		(3,642)	(332)
	Balance at the end of the year, restated		33,658	33,941

These accounting changes have also influenced our target ratios, which we will analyze on an “attributable to UBS shareholders” basis. The return on equity increases from 24.7% to 25.5% for 2004 and remains unchanged at 17.8% for 2003. Basic earnings per share improves from CHF 7.68 to CHF 7.78 for 2004, but declines from CHF 5.59 to CHF 5.44 for 2003. The cost / income ratio of our Financial Businesses slightly worsens to 72.8% from 72.6% for 2004 and to 76.8% from 75.6% for 2003.

As referenced in the note column of the tables above, we will discuss the individual effects of all accounting and presentation changes in more detail in the following sections.

1. IFRS 2 Share-based Payment

IFRS 2 requires entities to recognize the fair value of share-based payments made to employees as compensation expense, recognized over the service period, which is generally equal to the vesting period. On UBS Group level, we have recorded zero (CHF 160 million after tax) and CHF 558 million (CHF 419 million after tax) as additional compensation expense for 2004 and 2003 respectively. The breakdown to business units is as follows:

Impact for the year ended	2004
	WM	BB	Global AM	IB	WM-US	PB&GAM	Corporate	UBS
(in CHF million)							Functions

Personnel expenses	39	33	(8)	(147)	72	5	6	0

Total operating expenses	39	33	(8)	(147)	72	5	6	0

Performance before tax	(39)	(33)	8	147	(72)	(5)	(6)	0

Tax expense/(benefit)								160

Net profit/(loss) restated								(160)

Net profit attributable to UBS shareholders, restated								(160)

Net profit attributable to minority interests, restated								0

UBS AG,	Page 3 of 21

Impact for the year ended	2003
	WM	BB	Global AM	IB	WM-US	PB&GAM	Corporate	UBS
(in CHF million)							Functions

Personnel expenses	52	42	29	302	109	3	21	558

Total operating expenses	52	42	29	302	109	3	21	558

Performance before tax	(52)	(42)	(29)	(302)	(109)	(3)	(21)	(558)

Tax expense/(benefit)								(139)

Net profit/(loss) restated								(419)

Net profit attributable to UBS shareholders, restated								(419)

Net profit attributable to minority interests, restated								0

The significantly lower IFRS 2 impact on our 2004 personnel expenses is due to the fact that we substantially raised the proportion of bonus payments made in the form of restricted stock rather than cash. The CHF 1,406 million expense related to these stock awards shifts under IFRS 2 from 2004 to the vesting period starting in 2005, and significantly exceeds the impact of prior year stock grants on 2004 expenses.

A tax charge of CHF 160 million arises for 2004 mainly as a result of the partial reversal of deferred tax assets in respect of deferred compensation awards made in prior years and the non-recognition of tax benefits for certain option costs.

We have applied the new accounting requirement to all prior period awards that impact income statements from 2003 onwards. This includes all unvested equity-settled and all outstanding cash-settled awards as at 1 January 2003. The opening balance of retained earnings on 1 January 2003 has been increased by CHF 559 million after-tax for the effects these awards have had on income statements prior to 2003.

An amendment to interpretation guidance issued in relation to the launch of IFRS 2 required us to consolidate employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. This resulted in us recognizing additional assets of CHF 1.1 billion and CHF 1.3 billion and additional liabilities of CHF 1.1 billion and CHF 1.3 billion on our year-end 2004 and 2003 balance sheets respectively.

UBS shares held in the trusts are now accounted for as treasury shares. The weighted-average number of treasury shares held by these trusts was 22,995,954 in 2004 and 30,792,147 in 2003. Application of the new guidance therefore lowers the weighted-average number of shares outstanding used to calculate basic earnings per share.

The total impact of IFRS 2 and the trust consolidation is a decrease of shareholders’ equity by CHF 166 million as at 31 December 2004 and a decrease of CHF 674 million as at 31 December 2003. The negative impact on equity as at 1 January 2003 of CHF 1,776 million and subsequent movements reflect predominantly the application of fair value accounting to cash-settled awards. The value of these liabilities, while significant as at 1 January 2003 is no longer material as the majority of such plans have lapsed.

UBS AG,	Page 4 of 21

2. Transfer of the private equity business

From first quarter 2005 onwards, our entire private equity business will be reported as part of the Industrial Holdings segment. This is in line with our ongoing strategy of discontinuing this business. Previous management is continuing to look after the portfolio. In order to align prior periods to current reporting the shift of the private equity business leads to the following restatement for the Investment Bank:

For the year ended	2004		2003
	IB	Transfer	IB	Transfer
(in CHF million)	as reported	of PE	as reported	of PE
		portfolio		portfolio

Investment Banking	1,909		1,703
Equities	5,906		4,875
FIRC	7,912		7,490
Private Equity	257	(257)	(77)	77

Income	15,984	(257)	13,991	77
Adjusted expected credit loss	(7)		(55)

Total operating income	15,977	(257)	13,936	77

Personnel expenses	8,156	(46)	7,303	(49)
General and administrative expenses	2,535	(34)	2,074	(36)
Services to / from other business units	219	(20)	180	(23)
Depreciation	239		246	(4)
Amortization of goodwill & other intangible assets	288		278

Total operating expenses	11,437	(100)	10,081	(112)

Performance before tax	4,540	(157)	3,855	189

3.	IAS 27 Consolidated Financial Statements and Accounting for Investments in Subsidiaries and IAS 28 Accounting for Investments in Associates

In the past we treated all our private equity investments as Financial investments available-for-sale . The revised IAS 27 and IAS 28 standards require us to change the accounting treatment for some of our private equity investments. Depending on the size of our stake, these investments have to be treated according to one of the three following methods:

•	full consolidation (IAS 27) for investments in which we have a controlling interest (> 50%)

•	equity method accounting (IAS 28) for investments in which we have significant influence (20% -50%)

•	treatment as Financial investment available-for-sale for all remaining private equity investments.

Under the old method, all investments were accounted for as available-for-sale . That meant that even if the value of an investment rose or fell, corresponding gains or losses were only recognized in the income statement on sale, unless an impairment occurred. Changes in the fair value of the investment were shown as unrealized gains in equity for the time that we held it. Once an investment was sold, the gain or loss recognized in the income statement was the difference between the value of the investment at the time that it was purchased (adjusted for any impairments) and its selling price. The introduction of revised IAS 27/28 requires that we adopt a new approach. From now on, for an investment where we have a controlling interest or a significant influence, we will record our share of its net profit or loss directly through our income statement.

UBS AG,	Page 5 of 21

However, this change in accounting treatment also prompted a change to the carrying value of these investments. While under the old method the investments were represented at fair value, the new method represents the net asset value of these investments. The value on the balance sheet is now updated according to the accumulated profits and losses. This means that any unrealized gains on those available-for-sale investments, previously shown as part of equity, have been reversed out, leading to a corresponding decrease in our shareholders’ equity as at 1 January 2003.

3.1. Full consolidation according to IAS 27

From 2005 onwards we will consolidate line by line 12 private equity investments in which we have a controlling interest. On 1 January 2003 we still had a controlling interest in 19 investments and we sold 7 during 2003 and 2004. Overall consolidating these investments increased total operating income by CHF 3.7 billion and CHF 3.8 billion in 2004 and 2003 respectively, and also added CHF 142 million and CHF 74 million in 2004 and 2003 to net profit attributable to UBS shareholders. These investments also added CHF 1.7 billion and CHF 2.9 billion in assets to our balance sheet at year-ends 2004 and 2003 respectively. The change in accounting for these investments from available-for-sale to consolidation led to a decrease in shareholders’ equity of CHF 723 million as at 1 January 2003. This reduction consists of the elimination of any unrealized gains associated with these 19 investments, and also stems from the fact that some of these companies had negative net asset values.

Under the assumption that the fair value, at which these investments were previously carried, can be realized in a sale transaction, a substantial part of the recorded reduction in equity can be expected to flow back through our income statement over time — either via recording our share of profits or at the time of sale (or liquidation), when the difference between carrying value and the selling price (liquidation value) is realized.

This reduction to equity does not negatively impact our Tier 1 ratio because for capital adequacy purposes all non-banking entities continue to be treated as financial investments.

Seven of these 19 private equity investments were sold during 2003 or 2004 and are therefore presented as discontinued operations in the restated financial results for these years. Under the revised accounting method, the net profit after tax from these companies totaled CHF 145 million in 2004 and CHF 186 million in 2003.

In the following table the credit loss expense of CHF 93 million and CHF 28 million shown under Financial Businesses in 2004 and 2003 reflect the reversal of recorded credit loss recoveries relating to loans to some of these companies, given that these loans are now eliminated in consolidation.

UBS AG,	Page 6 of 21

Impact for the year ended	2004			2003
	Industrial	Financial	UBS	Industrial	Financial	UBS
(in CHF million)	Holdings	Businesses		Holdings	Businesses

Other income	98	5	103	(157)		(157)
Net sales from Industrial	3,736		3,736	4,011		4,011
Holdings

Income	3,834	5	3,839	3,854		3,854

Credit loss expense		(93)	(93)		(28)	(28)

Total operating income	3,834	(88)	3,746	3,854	(28)	3,826

Personnel expenses	914		914	1,152		1,152
General and administrative expenses	792	4	796	930	1	931
Depreciation	224		224	218	-1	217
Amortization of goodwill	8	1	9	28		28
Amortization of other intangible assets	93		93	9		9
Goods and materials purchased	1,661		1,661	1,566		1,566

Total operating expenses	3,692	5	3,697	3,903	0	3,903

Operating profit/(loss) before tax from continuing operations	142	(93)	49	(49)	(28)	(77)

Tax expense	49	(1)	48	30	1	31

Net profit/(loss) from continuing operations restated	93	(92)	1	(79)	(29)	(108)

Net profit from discontinued operations restated	145		145	186		186

Net profit/(loss)	238	(92)	146	107	(29)	78

Net profit attributable to minority interests, restated			4			4

Net profit attributable to UBS shareholders, restated			142			74

3.2. Equity method according to IAS 28

Investments in companies in which we have a significant influence must now be accounted for under the equity method, even if they are held exclusively for future sale. 15 of our private equity investments fall into this category as we hold a stake between 20% and 50%. As a consequence of this accounting change (net asset value rather than fair value), we decreased shareholders’ equity by CHF 266 million as at 1 January 2003. That charge is the difference between the carrying value of those private equity investments under the new and the old method. The restated carrying values are CHF 248 million and CHF 393 million on 31 December 2004 and 2003 respectively. The restatement impact for 2004 is CHF (56) million in Industrial Holdings and CHF 1 million for Business Banking. For 2003 the impact amounts to CHF 10 million in Industrial Holdings.

UBS AG,	Page 7 of 21

During 2004 and 2003, we exited five of these private equity investments. Under the new accounting method, the gains on sale were CHF 1 million and zero in 2004 and 2003 respectively.

3.3. Financial investments available for sale

For the remaining private equity investments held in Industrial Holdings, which continue to be held as “financial investments available for sale”, the cost of investments amounts to approximately CHF 1.2 billion and the fair value is around CHF 1.7 billion as at 31 December 2004.

4. IFRS 4 Insurance Contracts

The new standard requires that insurance contracts that include a deposit component, be separated into the deposit and the insurance component. This resulted in a balance sheet reclassification of CHF 19 billion and 14 billion from other assets to trading assets in 2004 and 2003 respectively.

5. Recurring income Wealth Management USA

From 2005 onwards, recurring income for the Wealth Management USA unit will include interest income, which brings it in line with the definition of recurring income in the Wealth Management unit. Under the new definition recurring income will include interest income, as well as asset-based fees for portfolio management and fund distribution and account-based and advisory fees. Prior periods have been restated accordingly.

For the year ended	2004		2003
	New	Old	New	Old
(in CHF million)	definition	definition	definition	definition

Recurring income	2,480	2,057	2,237	1,927

6. Erratum in the Financial Report 2004

In the Financial Report 2004 we disclosed the full year 2004 fair value of employee stock options granted for all our business units. Due to an allocation error these amounts were inaccurate. The correct full year 2004 fair value of employee stock options granted per business unit are as follows:

For the year ended	2004
(in CHF million)	WM	BB	Global AM	IB	WM US	Corporate
						Center

Fair value of employee stock options granted, restated	60	50	44	260	101	28

Please note however, that these figures refer to the fair values for these options at grant date, and are therefore not in line with the expense recognition principles under IFRS 2.

Appendix

Enclosed with this release is a Group Income Statement, which splits out the overall impact of all these accounting changes to the affected P&L lines for the full years 2004 and 2003. Also attached are the revised “timeseries” of the UBS Financial Highlights and the P&L statements and performance indicators of all Business Groups and business units for the past 8 quarters.

UBS AG,	Page 8 of 21

Income Statement (unaudited)

For the year ended	31.12.04	PE & MC				31.12.04	31.12.03	PE & MC				31.12.03
CHF million, except per share data	Previously published	Reclasses	IFRS 2	IAS 27	IAS 28	Restated result	Previously published	Reclasses	IFRS 2	IAS 27	IAS 28	Restated result
(Reference)			(1.)	(3.1)	(3.2)				(1.)	(3.1)	(3.2)

Operating income
Interest income	39,398	(32)		(5)		39,361	40,159	23		1		40,183
Interest expense	(27,538)	(5)		(2)		(27,545)	(27,860)	0	4			(27,856)
Net interest income	11,860	(37)	0	(7)	0	11,816	12,299	23	4	1	0	12,327
Credit loss (expense)/recovery	276	0		(93)		183	(72)	0		(28)		(100)
Net interest income after credit loss expense	12,136	(37)	0	(100)	0	11,999	12,227	23	4	(27)	0	12,227

Net fee and commission income	19,416	70		1		19,487	17,345	68		(1)		17,412
Net trading income	4,972	1		13		4,986	3,756	(5)	(4)			3,747
Other income	897	(18)		96	(55)	920	462	(86)		(157)	10	229
Net sales income Industrial Holdings	3,648	(16)		3,736		7,368	0	0		4,011		4,011

Total operating income	41,069	0	0	3,746	(55)	44,760	33,790	0	0	3,826	10	37,626

Operating expenses
Personnel expenses	18,515			914		19,429	17,231		558	1,152		18,941
General and adminisirative expenses	6,703			796		7,499	6,086			931		7,017
Depreciation of property and equipment	1,352			224		1,576	1,353			217		1,570
Amortization of goodwill	713			9		722	756			28		784
Amortization of other intangible assets	251			93		344	187			9		196
Goods and materials purchased	2,861			1,661		4,522	0			1,566		1,566

Total operating expenses	30,395	0	0	3,697	0	34,092	25,613	0	558	3,903	0	30,074

Operating profit/(loss) from continuing operations	10,674	0	0	49	(55)	10,668	8,177	0	(558)	(77)	10	7,552

Tax epense/(benefit)	2,135		160	48		2,343	1,593		(139)	31		1,485

Net profit/(loss) from continuing operations	8,539	0	(160)	1	(55)	8,325	6,584	8	(419)	(108)	10	6,067

Net profit/(loss) from discontinued operations				145		145				186		186

Net profit/(loss)	8,539	0	(160)	146	(55)	8,470	6,584	0	(419)	78	10	6,253

Net profit/(loss) attributable to minority interests	450		0	4	10	454	345		0	4	0	349
Net profit/(loss) attributable to UBS shareholders	8,089		(160)	142	(55)	8,016	6,239		(419)	74	10	5,904

Additional information (based on Net profit attributable to UBS shareholders)
Basic earnings per share (CHF)	7.68					7.78	5.59					5.44
- from continuing operations						7.64						5.27
- from discontinued operations						0.14						0.17
Diluted earnings per share (CHF)	7.47					7.40	5.48					5.19
- from continuing operations						7.27						5.03
- from discontinued operations						0.13						0.16
Return on equity attributable to UBS shareholders (%)	74.7					25.5	17.8					17.8
Cost/income ratio (%)(for Financial Businesses)	72.6					72.8	75.6					76.8

UBS AG,	Page 9 of 21

UBS Financial Highlights

UBS Income Statement

		Quarter ended								Year ended
CHF million, except where indicated		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Net profit attributable to UBS shareholders		2,078	1,618	2,043	2,277	1,643	1,662	1,457	1,142	8,016	5,904

Basic earnings per share (CHF)		2.07	1.59	1.96	2.16	1.57	1.55	1.32	1.02	7.78	5.44
Diluted earnings per share (CHF)		1.97	1.50	1.84	2.05	1.49	1.46	1.26	0.96	7.40	5.19
Return on equity attributable to UBS shareholders (%)	[1]									25.5	17.8

Financial Business	[5]

Operating income		9,084	8,410	9,429	10,135	8,423	8,557	9,016	7,843	37,058	33,839
Operating expenses		6,600	6,293	6,827	7,120	6,528	6,455	6,963	6,113	26,840	26,059
Net profit attributable to UBS shareholders		1,889	1,579	1,940	2,248	1,511	1,668	1,553	1,227	7,656	5,959

Cost / Income ratio (%)	[6]	73.0	74.9	73.4	70.3	77.1	75.8	77.0	77.3	72.8	76.8
Net new money (wealth management businesses) (CHF billion)	[7]	13.3	16.7	10.4	19.0	14.2	15.1	10.4	11.1	59.4	50.8

Headcount (full-time equivalents)		67,407	66,878	66,022	65,607	65,879	66,101	66,919	68,341	67,407	65,879

UBS Balance Sheet & Capital Management

CHF million, except where indicated As at		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03

Total assets		1,737,118				1,553,979
Equity		39,367				37,874

Market capitalizations		103,638	95,812	98,001	105,857	95,401	84,440	88,219	67,808

Invested assets (CHF billion)		2,250	2,261	2,231	2,238	2,133	2,107	2,091	1,923

Long-term ratings
Fitch, London		AA+	AA+	AA+	AA+	AA+	AA+	AAA	AAA
Moody’s, NewYork		Aa2	Aa2	Aa2	Aa2	Aa2	Aa2	Aa2	Aa2
Standard & Poor’s, NewYork		AA+	AA+	AA+	AA+	AA+	AA+	AA+	AA+

1 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less divends.  2 Excludes the amortization of goodwill.  3 Net profit attributable to UBS shareholders less the amortization of goodwill / weighted average shares outstanding.  4 Net profit attributable to UBS shareholders less the amortization of goodwill / average equity attributable to UBS shareholders less dividends.  5 Excludes results from Industrial Holdings.  6 Operating expenses / operating income less credit loss expense or recovery.  7 Includes Wealth Management and Wealth Management USA. Excludes interest and dividend income.

UBS AG,	Page 10 of 21

Wealth Management & Business Banking

Business Group reporting

		Quarter ended								Year ended
CHF million, except where indicated		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Income	[1]	3,159	3,195	3,208	3,203	3,028	3,042	3,108	2,866	12,765	12,044
Adjusted expected credit loss		4	(12)	(8)	(17)	(5)	(26)	(43)	(57)	(33)	(131)
Total operating income		3,163	3,183	3,200	3,186	3,023	3,016	3,065	2,809	12,732	11,913

Personnel expenses		1,120	1,151	1,135	1,139	1,094	1,109	1,141	1,100	4,545	4,444
General and administrative expenses		460	436	416	394	438	403	428	425	1,706	1,694
Services to/from other business units		204	191	229	238	215	232	222	201	862	870
Depreciation		40	34	32	29	48	32	46	44	135	170
Amortization of goodwill		16	19	17	15	13	14	13	14	67	54
Amortization of other intangible assets		2	1	2	3	4	6	6	5	8	21
Total operating expenses		1,842	1,832	1,831	1,818	1,812	1,796	1,856	1,789	7,323	7,253

Business Group performance before tax		1,321	1,351	1,369	1,368	1,211	1,220	1,209	1,020	5,409	4,660

Additional information		Quarter ended								Year ended
		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Cost /income ratio (%)	[2]	58.3	57.3	57.1	56.8	59.8	59.0	59.7	62.4	57.4	60.2
Fair value of employee stock options granted										110	64

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements). 2 Operating expenses/income. 3 Operating expenses less the amortization of goodwill/income.

UBS AG,	Page 11 of 21

Wealth Management

Business Unit reporting

		Quarter ended								Year ended
CHF million,except where indicated		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Income		1,919	1,920	1,930	1,932	1,739	1,751	1,732	1,575	7,701	6,797
Adjusted expected credit loss	[1]	(2)	(2)	(2)	(2)	1	(1)	(2)	(2)	(8)	(4)
Total operating income		1,917	1,918	1,928	1,930	1,740	1,750	1,730	1,573	7,693	6,793

Personnel expenses		518	542	532	527	499	507	512	478	2,119	1,996
General and administrative expenses		191	159	148	144	171	136	152	145	642	604
Service to/from other business units		352	335	344	364	347	368	384	380	1,395	1,479
Depreciation		20	17	15	14	21	17	23	21	66	82
Amortization of goodwill		16	19	17	15	13	14	13	14	67	54
Amortization of other intangible assets		2	1	2	3	4	6	6	5	8	21
Total operating expenses		1,099	1,073	1,058	1,067	1,055	1,048	1,090	1,043	4,297	4,236

Business Unit performance before tax		818	845	870	863	685	702	640	530	3,396	2,557

KPIs
Invested assets (CHF billion)		778	772	750	737	701	693	691	638	778	701
Net new money (CHF billion)	[2]	6.5	11.4	8.2	16.2	6.4	9.4	6.5	7.4	42.3	29.7
Gross margin on invested assets (bps)	[3]	99	101	104	107	100	101	104	98	103	101
Cost/income ratio (%)	[4]	57.3	55.9	54.8	55.2	60.7	59.9	62.9	66.2	55.8	62.3
Client advisors (full-time equivalents)		3,744	3,618	3,463	3,343	3,300	3,174	3,121	3,065	3,744	3,300

International clients
Income		1,358	1,369	1,366	1,336	1,205	1,215	1,226	1,088	5,429	4,734
Invested assets (CHF billion)		562	556	535	521	491	485	485	447	562	491
Net new money (CHF billion)	[2]	7.2	11.0	7.1	15.1	7.1	9.0	6.6	7.0	40.4	29.7
Gross margin on invested assets (bps)	[3]	97	100	103	106	99	100	105	97	102	101

European wealth management (part of international clients)
Income		123	123	99	92	80	74	61	52	437	267
Invested assets (CHF billion)		82	69	65	51	46	44	39	31	82	46
Net new money (CHF billion)	[2]	3.6	3.2	2.7	4.2	1.7	2.8	3.3	3.0	13.7	10.8
Client advisors (full-time equivalents)		838	786	781	695	672	658	582	575	838	672

Swiss clients
Income		561	551	564	596	534	536	506	487	2,272	2,063
Invested assets (CHF billion)		216	216	215	216	210	208	206	191	216	210
Net new money (CHF billion)	[2]	(0.7)	0.4	1.1	1.1	(0.7)	0.4	(0.1)	0.4	1.9	0.0
Gross margin on invested assets (bps)	[3]	104	102	105	112	102	104	102	101	106	102

Additional information	Quarter ended								Year ended
	31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Client assets (CHF billion)	972	964	944	931	884	849	845	777	972	884
Fair value of employee stock options granted									60	37
Headcount (full-time equivalents)	10,093	9,838	9,688	9,199	9,176	9,258	9,228	9,316	10,093	9,176

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements). 2 Excludes interest and dividend income. 3 Income (annualized as applicable)/average invested assets. 4 Operating expenses/income. 5 Operating expenses less the amortization of goodwill/income. 6 Operating expenses less the amortization of goodwill and expenses for the European wealth management business/income less income from the European wealth management business.

UBS AG,	Page 12 of 21

Business Banking Switzerland

Business Unit reporting

		Quarter ended								Year ended
CHF million,except where indicated		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Interest income		845	838	850	857	866	876	899	901	3,390	3,542
Non-interest income		395	437	428	414	473	415	477	390	1,674	1,705
Income		1,240	1,275	1,278	1,271	1,289	1,291	1,376	1,291	5,064	5,247
Adjusted expected credit loss	[1]	6	(10)	(6)	(15)	(6)	(25)	(41)	(55)	(25)	(127)
Total operating income		1,246	1,265	1,272	1,256	1,283	1,266	1,335	1,236	5,039	5,120

Personnel expenses		602	609	603	612	595	602	629	622	2,426	2,448
General and administrative expenses		269	277	268	250	267	267	276	280	1,064	1,090
Services to/from other business units		(148)	(144)	(115)	(126)	(132)	(136)	(162)	(179)	(533)	(609)
Depreciation		20	17	17	15	27	15	23	23	69	88
Amortization of goodwill		0	0	0	0	0	0	0	0	0	0
Amortization of other intangible assets		0	0	0	0	0	0	0	0	0	0
Total operating expenses		743	759	773	751	757	748	766	746	3,026	3,017

Business Unit performance before tax		503	506	499	505	526	518	569	490	2,013	2,103

KPIs
Invested assets (CHF billion)		140	140	139	139	136	133	132	126	140	136
Net new money (CHF billion)	[2]	0.2	0.4	1.0	1.0	(0.2)	0.4	0.6	1.7	2.6	2.5
Cost/income ratio (%)	[3]	59.9	59.5	60.5	59.1	58.7	57.9	55.7	57.8	59.8	57.5
Non-performing loans/gross loans (%)		2.3	2.5	2.8	3.0	3.2	3.0	3.2	3.5	2.3	3.2
Impaired loans/gross loans (%)		3.0	3.3	3.8	4.2	4.6	4.7	5.0	5.7	3.0	4.6

Additional information	Quarter ended								Year ended
	31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Deferral (included in adjusted expected credit loss)	106	100	102	103	114	104	88	77	411	383
Client assets (CHF billion)	655	647	653	642	622	573	545	481	655	622
Fair value of employee stock options granted									50	27
Headcount (full-time equivalents)	15,508	15,759	15,939	16,102	16,181	16,444	16,546	16,837	15,508	16,181

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements). 2 Excludes interest and dividend income. 3 Operating expenses/income. 4 Operating expenses less the amortization of goodwill/income.

UBS AG,	Page 13 of 21

Global Asset Management

Business Group reporting

		Quarter ended								Year ended
CHF million, except where indicated		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Institutional fees		287	254	264	280	228	253	243	198	1,085	922
Wholesale Intermediary fees		239	237	234	227	223	218	194	180	937	815
Total operating income		526	491	498	507	451	471	437	378	2,022	1,737

Personnel expenses		206	229	228	230	210	222	219	184	893	835
General and adminstrative expenses		91	90	59	59	62	80	62	61	299	265
Services to/from other business units		30	30	34	32	37	39	39	41	126	156
Depreciation		6	5	7	5	9	5	5	6	23	25
Amortization of goodwill		31	32	33	33	33	40	39	40	129	152
Amortizaton of other intangible assets		0	0	0	0	0	1	0	0	0	1
Total operating expenses		364	386	361	359	351	387	364	332	1,478	1,434

Business Group performance before tax		162	105	137	148	100	84	73	46	552	303

KPIs
Cost/income ratio (%)	[1]	69.2	78.6	72.5	70.8	77.8	82.2	83.3	87.8	72.7	82.6

Institutional
Invested assets (CHF billion)		344	342	338	335	313	305	297	264	344	313
of which: money market funds		17	19	17	19	14	16	17	19	17	14
Net new money (CHF billion)	[3]	3.0	3.0	7.6	10.1	1.4	6.3	1.1	3.9	23.7	12.7
of which: money market funds		(0.5)	(0.2)	(1.3)	0.8	(1.6)	(0.9)	(1.9)	(0.6)	(1.2)	(5.0)
Gross margin on invested assets (bps)	[4]	33	30	31	35	30	34	35	29	32	32

Wholesale Intermediary
Invested assets (CHF billion)		257	259	257	267	261	267	270	255	257	261
of which: money market funds		64	71	73	82	87	102	107	110	64	87
Net new money (CHF billion)	[3]	0.5	1.0	(4.6)	(1.4)	(8.3)	(1.4)	13	3.4	(4.5)	(5.0)
of which: money market funds		(3.3)	(2.6)	(8.3)	(6.4)	(12.5)	(7.2)	(3.9)	0.6	(20.6)	(23.0)
Gross margin on invested assets (bps)	[4]	37	37	36	34	34	32	30	28	36	31

Additional information	Quarter ended								Year ended
	31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Client assets (CHF billion)	601	601	595	602	574	572	567	519	601	574
Fair value of employee stock options granted								44	41
Headcount (full-time equivalents)	2,665	2,639	2,604	2,600	2,627	2,613	2,653	2,672	2,665	2,627

1 Operating expenses/operating income.  2 Operating expenses less the amortization of goodwill/ operating income.  3 Excludes interest and dividend income.  4 Operating income (annualized as applicable)/average invested assets.

UBS AG,	Page 14 of 21

Investment Bank

Business Group reporting

		Quarter ended								Year ended
CHF million, except where indicated		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Investment banking		593	351	510	461	622	349	445	287	1,915	1,703
Equities		1,598	1,185	1,401	1,722	1,405	1,267	1,380	823	5,906	4,875
Fixed income, rates and currencies		1,735	1,583	1,999	2,595	1,427	1,861	2,020	2,182	7,912	7,490
Income		3,926	3,119	3,910	4,778	3,454	3,477	3,845	3,292	15,733	14,068
Adjusted expected credit loss	[1]	5	(8)	(4)	0	(10)	(12)	(15)	(18)	(7)	(55)
Total operating income		3,931	3,111	3,906	4,778	3,444	3,465	3,830	3,274	15,726	14,013

Personnel expenses		1,835	1,630	2,015	2,483	1,742	1,909	2,208	1,697	7,963	7,556
General and administrative expenses		656	590	747	512	562	504	514	458	2,505	2,038
Services to/from other business units		52	58	45	44	62	30	25	40	199	157
Depreciation		55	71	63	50	67	57	54	64	239	242
Amortization of goodwill		59	65	64	64	62	63	63	63	252	251
Amortization of other intangible assets		10	8	9	9	7	7	6	7	36	27
Total operating expenses		2,667	2,422	2,943	3,162	2,502	2,570	2,870	2,329	11,194	10,271

Business Group performance before tax		1,264	689	963	1,616	942	895	960	945	4,532	3,742

KPIs
Compensation ratio (%)	[2]	47	52	52	52	50	55	57	52	51	54
Cost/income ratio (%)	[3]	67.9	77.7	75.3	66.2	72.4	73.9	74.6	70.7	71.1	73.0
Average VaR (10-day 99%)		358	376	331	366	299	358	292	318	358	295

Additional informaton	Quarter ended								Year ended
	31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Deferral (included in adjusted expected credit loss)	30	16	19	20	10	6	4	9	85	29
Client assets (CHF billion)	147	145	142	152	143	127	129	130	147	143
Fair value of employee stock options granted									260	391
Headcount (Full-time equivalents)	16,551	16,246	15,530	15,416	15,227	15,048	15,320	15,618	16,551	15,777

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see note 2 to the Financial Statements).  2 Personnel expenses/income.  3 Operating epenses/income.  4 Operating expenses less the amortization of goodwill/income.

UBS AG,	Page 15 of 21

Wealth Management USA

Business Group reporting

		Quarter ended								Year ended
CHF million, except where indicated		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Private client revenues		1,205	1,173	1,222	1,306	1,220	1,243	1,391 [1]	1,105	4,906	4,959 [1]
Municipal finance revenues		80	106	100	86	113	103	124	122	372	462
Net goodwill funding		(39)	(48)	(47)	(46)	(50)	(62)	(58)	(61)	(180)	(231)
Income		1,246	1,231	1,275	1,346	1,283	1,284	1,457	1,166	5,098	5,190
Adjusted expected credit loss	[2]	0	(1)	(1)	(3)	(1)	(2)	(3)	(2)	(5)	(8)
Total operating income		1,246	1,230	1,274	1,343	1,282	1,282	1,454	1,164	5,093	5,182

Personnel expenses	[3]	845	833	894	937	943	977	923	893	3,509	3,736
General and administrative expenses		198	202	208	192	180	164	197	178	800	719
Services to/from other business units		63	76	78	85	106	109	108	110	302	433
Depreciation		17	18	16	20	18	20	17	17	71	72
Amortization of goodwill		46	51	50	50	51	54	57	58	197	220
Amortization of other intangible assets		25	27	28	27	28	30	29	29	107	116
Total operating expenses		1,194	1,207	1,274	1,311	1,326	1,354	1,331	1,285	4,986	5,296

Business Group performance before tax		52	23	0	32	(44)	(72)	123	(121)	107	(114)

1 Includes gain on disposal of Correspondent Services Corporation of CHF 161 million.  2 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements)  3 Includes retention payments in respect to the PaineWebber acquisition. There have been no further retention payments after second quarter 2004.  4 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

UBS AG,	Page 16 of 21

		Quarter ended								Year ended
KPIs		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03
Invested assets (CHF billion)		639	654	652	663	634	626	622	569	639	634
Net new money (CHF billion)	[1]	6.8	5.3	2.2	2.8	7.8	5.7	3.9	3.7	17.1	21.1
Interest and dividend income (CHF billion)	[2]	4.5	4.1	3.6	3.8	4.0	4.0	3.8	4.0	16.0	15.8
Gross margin on invested assets (bps)	[3]	77	75	78	83	81	82	98	81	79	86
Cost/income ratio (%)	[5]	95.8	98.1	99.9	97.4	103.4	105.5	91.4	110.2	97.8	102.0

Recurring income	[7]	613	635	628	604	580	585	537	535	2,480	2,237
Financial advisor productivity (CHF thousand)	[8]	162	160	165	172	155	153	165	126	655	597

Additional informaton	Quarter ended								Year ended
	31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Client assets (CHF billion)	679	685	696	711	690	668	658	634	679	690
Fair value of employee stock options granted (CHF million)									101	62
Headcount (full-time equivalents)	17,388	17,210	17,087	17,095	17,435	17,643	18,011	18,711	17,388	17,435
Financial advisors (full-time equivalents)	7,519	7,343	7,360	7,451	7,766	8,001	8,284	8,625	7,519	7,766

1 Excludes interest and dividend income.  2 For purposes of comparison with US peers.  3 Income (annualized as applicable)/average invested assets.  4 Income, add back net goodwill funding (annualized as applicable)/average invested assets.  5 Operating expenses/income.  6 Operating expenses less the amortization of goodwill and other intangible assets and retention payments/income, add back net goodwill funding.  7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advsory fees.  8 Private client revenues/average number of financial advsors.

UBS AG,	Page 17 of 21

Corporate Center

Business Group reporting

		Quarter ended								Year ended
CHF million,except where indicated		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Income		186	362	410	299	255	245	190	210	1,257	900
Credit loss (expense)/ recovery	[1]	32	33	141	22	(32)	78	40	8	228	94
Total operating income		218	395	551	321	223	323	230	218	1,485	994

Personnel expenses		363	288	277	305	289	269	334	277	1,233	1,169
General and administrative expenses		292	292	306	347	417	271	377	270	1,237	1,335
Services to/from other business units		(353)	(360)	(391)	(405)	(426)	(416)	(400)	(397)	(1,509)	(1,639)
Depreciation		209	202	204	199	231	200	205	203	814	839
Amortization of goodwill		15	17	19	18	20	20	20	19	69	79
Amortization of other intangible assets		7	7	3	6	6	4	6	6	23	22
Total operating expenses		533	446	418	470	537	348	542	378	1,867	1,805

Business Group performance before tax		(315)	(51)	133	(149)	(314)	(25)	(312)	(160)	(382)	(811)

Additional information	Quarter ended								Year ended
	31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Fair value of employee stock options granted									28	18

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group levels reported in the Corporate Functions (see Note 2 to the Financial Statements).

UBS AG,	Page 18 of 21

Private Banks & GAM

Business Unit reporting

		Quarter ended								Year ended
CHF million,except where indicated		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Income		306	272	279	288	232	225	213	210	1,145	880
Adjusted expected credit loss	[1]	(4)	(2)	0	0	0	(1)	0	(1)	(6)	(2)
Total operating income		302	270	279	288	232	224	213	209	1,139	878

Personnel expenses		122	101	108	106	104	95	99	86	437	384
General and administrative expenses		42	34	41	43	53	37	43	36	160	169
Services to/from other business units		2	2	3	3	3	4	2	2	10	11
Depreciation		5	5	5	5	8	6	7	7	20	28
Amortization of goodwill		14	17	19	18	20	20	19	20	68	79
Amortization of other intangible assets		4	1	0	1	0	0	1	1	6	2
Total operating expenses		189	160	176	176	188	162	171	152	701	673

Business Unit performance before tax		113	110	103	112	44	62	42	57	438	205

KPls
Invested assets (CHF billion)		92	93	94	93	84	80	76	68	92	84
Net new money (CHF billion)	[2]	(0.6)	(0.6)	2.5	6.4	3.0	2.4	1.2	0.6	7.7	7.2
Cost/income ratio (%)	[3]	61.8	58.8	63.1	61.1	81.0	72.0	80.3	72.4	61.2	76.5

Additional information	Quarter ended								Year ended
	31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Headcount [full-time equivalents)	1,649	1,622	1,623	1,647	1,672	1,657	1,673	1,697	1,649	1,672

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Units (see Note 2 to the Financial Statements). 2 Excludes interest and dividend income. 3 Operating expenses/income. 4 Operating erpenses less the amortization of goodwill/income.

UBS AG,	Page 19 of 21

Corporate Functions

Business Unit reporting

		Quarter ended								Year ended
CHF million,except where indicated		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Income		(120)	90	131	11	23	20	(23)	0	112	20
Credit loss (expense)/recovery	[1]	36	35	141	22	(32)	79	40	9	234	96
Total operating income		(84)	125	212	33	(9)	99	17	9	346	116

Personnel expenses		241	187	169	199	185	174	235	191	796	785
General and administrative expenses		250	258	265	304	364	234	334	234	1,077	1,166
Services to/from other business units		(355)	(362)	(394)	(408)	(429)	(420)	(402)	(399)	(1,519)	(1,650)
Depreciation		204	197	199	194	223	194	198	196	794	811
Amortization of goodwill		1	0	0	0	0	0	1	(1)	1	0
Amortization of other intangible assets		3	6	3	5	6	4	5	5	17	20
Total operating expenses		344	286	242	294	349	186	371	226	1,166	1,132

Business Unit performance before tax		(428)	(161)	30	(261)	(358)	(87)	(354)	(217)	(820)	(1,016)

Additional information	Quarter ended								Year ended
	31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Headcount (full-time equivalents)	3,553	3,564	3,551	3,548	3,561	3,438	3,488	3,490	3,553	3,561

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Functions (see Note 2 to the Financial Statements).

UBS AG,	Page 20 of 21

Industrial Holdings

Income Statement

	Quarter ended								Year ended
CHF million,except where indicated	31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Income	2,969	2,626	904	1,203	1,423	400	1,116	848	7,702	3,787
Total operating income	2,969	2,626	904	1,203	1,423	400	1,116	848	7,702	3,787

Personnel expenses	378	358	236	314	580	25	329	267	1,286	1,201
General and administrative expenses	219	267	194	272	364	33	338	231	952	966
Services to/from other business units	4	5	5	6	6	6	6	5	20	23
Depreciation	116	75	40	63	92	19	65	46	294	222
Amortization of goodwill	1	3	1	3	13	12	0	3	8	28
Amortization of other intangible assets	122	41	4	3	0	2	4	3	170	9
Goods and materials purchased	1,956	1,766	351	449	429	309	459	369	4,522	1,566
Total operating expenses	2,796	2,515	831	1,110	1,484	406	1,201	924	7,252	4,015

Operating profit/(loss) from continuing operations before tax	173	111	73	93	(61)	(6)	(85)	(76)	450	(228)
Operating profit/(loss) from discontinued operations before tax	126	(2)	41	(10)	197	10	(2)	(5)	155	200

Performance before tax	299	109	114	83	136	4	(87)	(81)	605	(28)

Tax expense	47	31	10	54	6	4	8	6	142	24
Tax expense from discontinued operations	0	1	4	5	4	4	2	4	10	14

Net profit/(loss) from continuing operations	126	80	63	39	(67)	(10)	(93)	(82)	308	(252)

Net profit/(loss) from discontinued operations	126	(3)	37	(15)	193	6	(4)	(9)	145	186

Net profit/(loss)	252	77	100	24	126	(4)	(97)	(91)	453	(66)

Net profit/(loss) attributable to minority interests	63	38	(3)	(5)	(6)	2	(1)	(6)	93	(11)
Net profit/(loss) attributable to UBS shareholders	189	39	103	29	132	(6)	(96)	(85)	360	(55)

Private Equity		Quarter ended								Year ended
(CHF billion)		31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03
Investment	[1]	1.2	1.4	1.4	1.4	1.4	1.6	1.7	1.7	1.2	1.4
Portfolio fair value		1.7	1.8	1.8	1.8	1.6	1.8	1.9	1.8	1.7	1.6

Additional information	Quarter ended								Year ended
	31.12.04	30.9.04	30.6.04	31.3.04	31.12.03	30.9.03	30.6.03	31.3.03	31.12.04	31.12.03

Headcount (full-time equivalents)	29,453	30,014	27,160	29,158	29,171		27,295		29,453	29,121

UBS AG,	Page 21 of 21

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ William Widdowson
	Name:	William Widdowson
	Title:	Managing Director

By:	/s/ Peter Thurneysen
	Name:	Peter Thurneysen
	Title:	Managing Director

Date: April 28, 2005